

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 18, 2017

Via E-mail
Konstantinos Vassilopoulos
Cosmos Holdings Inc.
141 West Jackson Blvd
Suite 4236
Chicago, Illinois

     Re: **Cosmos Holdings Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed September 1, 2017
              File No. 000-54436

Dear Mr. Vassilopoulos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Tom Kluck

                            Tom Kluck
                            Legal Branch Chief
                            Office of Real Estate and
                            Commodities

cc: Elliot H. Lutzker, Esq.